+1 415-808-5882 admin@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Ekō

Address of persons relying on exemption: Ekō, 2443 Fillmore St #380-1279, San Francisco, CA 94115, United States.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the filers of the shareholder resolution own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million.

This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Please see below attachment of email communication and social media posts in support of a shareholder resolution filed by the Religious of the Sacred Heart of Mary and other co-filers.

Years ago, I was asked to compose Windows startup sound -a sound made to carry a sense of promise and creative possibility. I'm speaking now because I'm really concerned about what some of Microsoft's technology is being used for today. Recent investigations show that Microsoft's cloud services have helped the Israeli military run mass surveillance of Palestinians -collecting huge numbers of calls and messages, much of it kept on servers in Europe. That information has fed into terrible violence.

Microsoft didn't stop it or acknowledge it until journalists uncovered it. Because I once played a small part in shaping Microsoft's public face, I feel I should speak now. Technology should help people -not put them at risk. On 5 December, Microsoft shareholders will vote on Proposal 9. It simply asks the company to evaluate its human-rights safeguards If you own Microsoft shares, you can help. And even if you don't think you do, your pension fund almost certainly does -and they'll vote for you. Please take a minute to make sure they vote yes on Proposal 9. Go to the eko.org/ microsoft to send a message to your fund and support this important vote.

We have to expect better from the companies shaping our world. Thank you.